UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number: 000-26840

TITAN CABLE PLC

(Translation of registrant’s name into English)

Hill House, 1 Little New Street, London, United Kingdom EC4A 3TR

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82-          .

EXHIBIT INDEX

Exhibit
99.1	Letter from the Joint Liquidators of Titan Cable plc, dated 1 March 2006.

99.2	Form of Proxy for Final Extraordinary General Meeting.

99.3	Notice of Final Extraordinary General Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN CABLE PLC
(Registrant)

Dated: March 9, 2006	By:	/s/ James Robert Drummond Smith
	Name:	James Robert Drummond Smith
	Title:	Joint Liquidator